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                                                                    Exhibit 12


                       RATIO OF EARNINGS TO FIXED CHARGES



         The following table sets forth the Company's ratio of earnings to fixed charges for periods indicated:


                                            3 Months Ended              Year ENDED DECEMBER 31,
                                            --------------              -----------------------
                                               3/31/02          2001     2000     1999    1998    1997
                                               -------          ----     ----     ----    ----    ----
Ratio of Earnings to Fixed Charges*             4.04            1.95     5.27     7.41    5.19    6.06


      *The Company has not issued preferred stock, therefore the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

For purposes of computing the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor (deemed to be one-third of minimum operating lease rentals). The earnings to fixed charges calculation reflects the Company's proportionate share of income, expense and fixed charges attributable to the Company's investment in majority-owned unconsolidated subsidiaries and joint ventures.